COMMON STOCK PURCHASE AGREEMENT

            THIS COMMON STOCK PURCHASE AGREEMENT (this "AGREEMENT") is made as of the 28th day of November 2003, by and among Gus Yepes, whose address is 8121 Lutz Lake Fern Road, Odessa, FL 33556, as "SELLER", and SKYLYNX COMMUNICATIONS, INC., a Delaware corporation ("BUYER").

RECITALS

            WHEREAS, SELLER collectively owns of record seventy-five (75%)of the outstanding shares of Common Stock of DirectCom, S. A., ("DirectCom"), a corporation existing under the laws of Costa Rica, (the "SHARES"), $0.01 par value; and

            WHEREAS, SELLER desires to sell to BUYER, and BUYER wishes to buy from SELLER, an aggregate of seventy-five (75%)of the outstanding shares of Common Stock of DirectCom owned by SELLER, upon the terms and conditions set forth herein; and

            WHEREAS, BUYER agrees to pay for said shares by exchanging 300,000 restricted shares of the $.0001 par value Common Stock of BUYER into escrow and SELLER agrees to accept said shares as payment as set forth below; and

            WHEREAS, each of the parties hereto, in order to induce the other to enter into this Agreement and to consummate the transactions contemplated hereby, agrees to the covenants and agreements set forth herein.

            NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

AGREEMENT

1. Purchase and Sale of the Shares; Option; the Closings.

       1.1 Purchase and Sale of Common Stock. Subject to the terms and conditions of this Agreement and on the basis of the representations, warranties and covenants set forth herein, SELLER agrees to sell to BUYER, and BUYER agrees to acquire from SELLER seventy-five (75%) percent of the outstanding shares of Common Stock of DirectCom for consideration consisting of 300,000 restricted shares of the $.0001 par value common stock of BUYER (the "PURCHASE PRICE").

       1.2 Number of Shares to be Sold. The number of shares of Common Stock to be sold by the SELLER to the BUYER at the Initial Closing (as hereinafter defined) shall be a number equal to seventy-five (75%) of the authorized and outstanding shares of the $___par value shares of Common Stock of DirectCom. No other shares OF DirectCom shall be or are authorized for issuance nor shall any such shares of this or any other class be authorized without the consent of BUYER.

       1.3 The Closings. Subject to the terms and conditions hereof, the purchase and sale of the Shares contemplated by this ARTICLE 1 (each a "CLOSING" and collectively the "CLOSINGS") will take place at the offices of BUYER at 500 John Ringling Blvd., Sarasota, FL 34236. The Closing of the purchase and sale of the Shares of both parties (as to DirectCom shares and BUYER as to SkyLynx shares) (the "INITIAL CLOSING") shall occur at 10:00 a.m. Sarasota, FL time on December ___, 2003. The Closing of the purchase and sale of the Escrowed Shares shall occur at 10:00 a.m. Sarasota, FL time one year from the first closing. At the Closing, SELLER will deliver to BUYER certificates representing the Shares of DirectCom to be purchased by BUYER, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of DirectCom, with any requisite stock transfer tax stamps affixed thereto and BUYER will deliver to the Escrow Agent for the benefit of the SELLER 300,000 shares of the $.0001 par value common stock of BUYER, subject to the terms and conditions set for therein and below.

2. Representations and Warranties of the SELLER. In order to induce BUYER to enter into this Agreement and to purchase the Shares hereunder, the SELLER hereby represents and warrants to BUYER the following:

       2.1 Ownership of Shares. SELLER owns seventy-five (75%) of the issued and outstanding shares of Common Stock of DirectCom and, upon delivery and payment therefor pursuant to this Agreement, BUYER shall have control of DirectCom and own the entire right, title and interest of the SELLER in and to said Shares, free and clear of any liens, claims or encumbrances, including rights of first refusal and similar claims against said Shares by any person, entity, governmental agency or any creditor. There are no restrictions on the transfer or voting of any of the Shares imposed by any voting, shareholder or similar agreement or any law, regulation or order, other than applicable state and federal securities laws or the laws of the Republic of Costa Rica.

       2.2 Authorization. SELLER has the full right, power and authority to execute, deliver and perform this Agreement and to sell, assign and deliver the Shares to BUYER. This Agreement is the legal, valid and, assuming due execution and delivery by the other parties hereto, binding obligation of SELLER, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (iii) rules of law governing the availability of equitable remedies.

       2.3 No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (a) assuming the consents referred to in clause (c) are received, will not constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of SELLER or to which SELLER is subject, (b) will not result in the creation or imposition of any lien upon the Shares, and (c) will not require the consent of or notice to any governmental entity or any party to any contract, agreement or arrangement with the SELLER.

       2.4 Brokerage. There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the SELLER.

       2.5 Accuracy of Information. Other than such information that has been disclosed to the Board of Directors of the Company in meetings of the Board of Directors of the Company since formation of DirectCom, to the best knowledge of the SELLER, the Company's internally generated financial reports reflect all material liabilities of the Company, and the Company has no material undisclosed liabilities.

3. Representations and Warranties of BUYER. BUYER hereby represents and warrants as follows:

       3.1 Organization and Corporate Power; Authorization. BUYER is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. BUYER has the requisite power and authority to execute, deliver and perform this Agreement and to acquire the Shares. The execution, delivery and performance of this Agreement and the consummation by BUYER of the transactions contemplated hereby have been duly authorized by all requisite action on the part of BUYER. This Agreement and any other agreements, instruments, or documents entered into by BUYER pursuant to this Agreement have been duly executed and delivered by BUYER and are the legal, valid and, assuming due execution by the other parties hereto, binding obligation of BUYER, enforceable against BUYER in accordance with its terms except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, and (iii) rules of law governing the availability of equitable remedies.

       3.2 No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (a) assuming the consents referred to in clause (b) are received, will not constitute a breach or violation of or default under any judgment, decree or order or any agreement or instrument of BUYER or to which BUYERs are subject, and (b) will not require the consent of or notice to any governmental entity or any party to any contract, agreement or arrangement with the BUYER.

       3.3 Brokerage. There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of BUYER.

4. Conditions to the BUYER's Obligations. The obligations of BUYER under ARTICLE 1 to purchase the Shares at the applicable Closings are subject to the fulfillment as of such Closing of each of the following conditions unless waived by BUYER in accordance with SECTION 8.3:

       4.1 Representations and Warranties. The representations and warranties of the SELLER contained in ARTICLE 2 shall be true and correct on and as of the date of such Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

       4.2 Performance. The SELLER shall have performed and complied in all material respects with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by him on or before the date of such Closing.

       4.3 Consents. The SELLER and the BUYER, as applicable, shall have obtained all necessary consents, waivers, authorizations and approvals of all other persons, firms or corporations required in connection with the execution, delivery and performance by them of this Agreement.

       4.4 Delivery of Certificates. The SELLER and the BUYER shall have delivered all of the stock certificates representing the Shares to be sold at such Closing, free and clear of any liens, claims or encumbrances, along with all stock powers, assignments or any other documents, instruments or certificates necessary for a valid transfer.

       4.5 Resignation. SELLER shall have submitted written resignations to the BUYER and its applicable subsidiaries resigning all of his positions as an officer or director of DirectCom and all of its subsidiaries as of the date of closing.

       4.6 Release. SELLER shall have executed a written release of all past or future claims against DirectCom in a form reasonably satisfactory to BUYER other than claims (i) arising out of or related to this Agreement, and (ii) claims that any other retired employee, officer or director of SELLER would have in the ordinary course, (e.g. benefits under retirement plans sponsored by SELLER, and claims for indemnification under the SELLER's certificate of incorporation or bylaws, the ability to exercise existing vested stock options).

       4.7 Escrow of Shares. SELLER agrees to the delivery of the shares to be received from the BUYER into escrow with Clifford L. Neuman, Esq., 1517 Pine St., Boulder, CO 80803. The terms of the escrow shall be for not less than one year; shall consist only of the Shares delivered by BUYER at closing; shall be subject to any undisclosed liabilities against DirectCom arising due to actions or inactions prior to the Closing; shall be restricted shares as that term is described under the Securities Act of 1933, as amended. The format of this Escrow Agreement will be in form and substance satisfactory of BUYER.

       4.8 Release of Shares From Escrow. Provided no claims have been asserted against SELLER or DirectCom 150,000 of the Escrowed Shares will be released from escrow immediately following SELLER providing the initial funding for DirectCom as agreed with his present shareholders of DirectCom. The remaining 150,000 Escrowed Shares will be released within seven (7) days following DirectCom reaching a $50,000 monthly revenue level or one (1) year from closing, whichever is earlier.

5. Conditions to the SELLER' Obligations. The obligations of SELLER under ARTICLE 1 to sell the Shares at the applicable Closings are subject to the fulfillment as of such Closing of each of the following conditions unless waived by SELLER in accordance with SECTION 8.3:

       5.1 Representations and Warranties. The representations and warranties of BUYER contained in ARTICLE 3 shall be true and correct as of the Closing Date.

       5.2 Payment of Purchase Price. BUYER shall have delivered the 300,000 shares of $.0001 par value Common Stock of BUYER into escrow, at Closing.

6. Covenants.

       6.1 Public Announcements; Holdback. The BUYER and SELLER shall mutually agree upon any public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby, and any such public announcement will not be issued within five business days of the execution and delivery of this Agreement by all the parties hereto. During the ten trading days immediately following the public announcement by the Company of this Agreement, SELLER will not, directly or indirectly, (i) purchase any Common Stock or (ii) take any action, including making any communication, that is intended to or otherwise could be expected to have an effect on the price of the Common Stock of the BUYER.

       6.2 Closing Conditions. SELLER and BUYER shall use their commercially reasonable efforts to ensure that each of the conditions to Closing is satisfied.

       6.3 Covenant-Not-to-Compete. For and in consideration of the purchase of the Shares and as a material inducement to purchase the Shares, for a period of 3 years after the date hereof, SELLER covenants and agrees that he will not, without the prior written consent of the BUYER, directly or indirectly (i) engage in or carry on in any capacity, including as an officer, director, manager, employee, advisor or consultant of any business engaged, directly or indirectly, in the business now being conducted or contemplated by SkyLynx Communications, Inc., either in the United States of America, any of its' territories, or Central or South America; (ii) have any direct or indirect ownership or similar economic interest (or any debt) in any firm, person, partnership, joint venture, corporation, unincorporated association, limited liability company or other entity that is engaged in competing businesses to SkyLynx Communications, Inc., in any of the locations specified in section 6.3(i) above.

       The BUYER and SELLER agree that the covenants and agreements of SELLER contained in this SECTION 6.3 are special and unique, that a breach of any term or provision in this SECTION 6.3 may cause irreparable injury to the BUYER and that remedies at law for the breach of any provision of this SECTION 6.3 will be inadequate and that, in addition to any other remedies it may have in the event of breach, the BUYER shall be entitled to enforce specific performance of the terms and provisions of this SECTION 6.3, to obtain temporary and permanent injunctive relief to prevent the continued breach of such provisions without the necessity of posting bond or proving actual damage. SELLER acknowledges that the geographic boundaries, scope of prohibited activities, and time duration of the provisions of this SECTION 6.3 are reasonable and are no broader than are necessary to maintain to protect the legitimate business interests of the BUYER.

       6.4 Taxes. SELLER shall pay any stock transfer or other tax applicable to SELLER'S transfer of the Shares pursuant to this Agreement.

       6.5 Employment of SELLER. For a period of one year following Closing, the SELLER will be employed by BUYER and serve as the Vice President of Latin American Operations reporting to the Chief Executive Officer and will be available in person or by telephone to assist in the transition of DirectCom into the operations of the BUYER and to perform the activities of business development on behalf of the BUYER in Latin America as will be further described in the job description to be developed for the SELLER. SELLER will receive an annual salary of $120,000 and other consideration as received by other senior personnel. Due to the absence of sufficient working capital at the present time and up to the time BUYER can afford to do so, the SELLER will receive a monthly salary of $4,000 (less applicable taxes) with the difference of $6,000 per month made up of stock grants. BUYER shall reimburse SELLER for all reasonable out-of-pocket expenses incurred by SELLER, in accordance with BUYER's policies, in connection with his compliance with this SECTION 6.5. For the first year this agreement shall not be terminable except for cause. Thereafter BUYER can terminate the agreement upon ninety (90) days written notice without cause.

       6.6 Duty of SELLER. In addition to his duties to develop the Latin American market for the BUYER, SELLER has the duty to his present investors to raise the initial capital needed to get DirectCom operational. At the time the initial funding goal has been reached by SELLER providing the sum described above, one-half of the Escrowed Shares will be immediately released to SELLER. The remaining one-half will be released from escrow at the end of one (1) year from closing or the achievement of $50,000 of net revenue per month derived from the DirectCom operations.

7. Survival of Representations and Warranties; Limitation on Liability. All representations and warranties hereunder shall survive the Closing. Notwithstanding the foregoing, in no event shall SELLER' liability for breach of the representations, warranties and covenants be limited to the Purchase Price.

8. Miscellaneous.

       8.1 Incorporation by Reference. All exhibits and schedules appended to this Agreement are herein incorporated by reference and made a part hereof.

       8.2 Parties in Interest; Assignment. All covenants, agreements, representations, warranties and undertakings in this Agreement made by and on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. This Agreement, and the rights and obligations contemplated hereby, may not be assigned, in part or in whole, by the BUYER or the SELLER.

       8.3 Amendments and Waivers. Except as set forth in this Agreement, changes in or additions to this Agreement may be made, or compliance with any term, covenant, agreement, condition or provision set forth herein may be omitted or waived (either generally or in a particular instance and either retroactively or prospectively), by a writing executed by each of the parties hereto.

       8.4 Termination. SELLER or BUYER may terminate this Agreement as permitted elsewhere herein upon written notice to the other party hereto.

       8.5 Governing Law. This Agreement shall be deemed a contract made under the laws of the State of Delaware and, together with the rights of obligations of the parties hereunder, shall be construed under and governed by the laws of the State of Delaware.

       8.6 Notices. All notices, requests, consents and demands shall be in writing and shall be personally delivered, mailed, postage prepaid or sent by telecopier:
To SELLER:	To BUYER:
Mr. Gus Yepes	SkyLynx Communications, Inc.
8121 Lutz Lake Fern Road	500 John Ringling Blvd.
Odessa, FL 33556	Sarasota, FL 34236
Telephone (813) 792-8516	Telephone (941) 388-2882
Facsimile (941) 388-2866

or such other address as may be furnished in writing to the other parties hereto. All such notices, requests, demands and other communication shall, when mailed (registered or certified mail, return receipt requested, postage prepaid) or personally delivered be effective four days after deposit in the mails or when personally delivered, respectively, addressed as aforesaid, unless otherwise provided herein and, when telecopied, shall be effective upon actual receipt.

       8.7 Effect of Headings. The section and paragraph headings herein are for convenience only and shall not affect the construction hereof.

       8.8 Entire Agreement. This Agreement and the Schedules hereto together with any other agreement referred to herein (the "ADDITIONAL AGREEMENTS") constitute the entire agreement between the SELLER and the BUYER with respect to the subject matter hereof. This Agreement and such Additional Agreements supersede all prior agreements between the parties with respect to the subject matter hereof.

       8.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. No provision herein shall be construed more strongly against one party regardless of which party is responsible for the drafting of this agreement.

       8.10 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written, by the parties hereto.
BUYER	SELLER
SkyLynx Communications, Inc.	Gus Yepes
By: /s/ Gary L. Brown	/s/ Gus Yepes
Gary L. Brown	Gus Yepes
As Chief Executive Officer	As SELLER